UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Amprius Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03214Q 108

(CUSIP Number)

September 14, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03214Q 108	13G	Page 2 of 9

1.	Names of Reporting Person: Wealthspring Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)	0.0%
12.	Type of Reporting Person (See Instructions) IA; OO

CUSIP No. 03214Q 108	13G	Page 3 of 9

1.	Names of Reporting Person: Fountain Opportunities LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)	0.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03214Q 108	13G	Page 4 of 9

1.	Names of Reporting Person: Fountain Opportunities GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)	0.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 03214Q 108	13G	Page 5 of 9

1.	Names of Reporting Person: Matthew Simpson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)	0.0%
12.	Type of Reporting Person (See Instructions) IN; IA; HC

CUSIP No. 03214Q 108	13G	Page 6 of 9

1.	Names of Reporting Person: David Gallers
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)	0.0%
12.	Type of Reporting Person (See Instructions) IN; IA; HC

CUSIP No. 03214Q 108	13G	Page 7 of 9

This Amendment No. 1 to Schedule 13G (this “Amendment”) amends and supplements the statements on the 13G (“Prior Filing”) filed by the Reporting Persons (as defined below). Except as set forth herein the Prior Filing remains unmodified.

Item 1.

(a)           Name of Issuer.

Amprius Technologies, Inc.

(b)           Address of Issuer’s Principal Executive Offices.

1180 Page Avenue

Fremont, CA 94538

Item 2.

(a)-(c)	Name of Persons Filing, Address of Principal Business Office, Citizenship

This statement is being jointly filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”). The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other that the securities actually owned by such person (if any).

(i)	Wealthspring Capital LLC, a Delaware limited liability company (“Wealthspring”);

(ii)	Fountain Opportunities LP, a Delaware limited partnership (“Fountain”);

(iii)	Fountain Opportunities GP LLC, a Delaware limited liability company (“Fountain GP”), which is the general partner of Fountain;

(iv)	Matthew Simpson, who is a United States citizen, a managing member of Fountain GP, and a manager of Wealthspring; and

(v)	David Gallers, who is a United States citizen, a managing member of Fountain GP, and a manager of Wealthspring.

The principal business address for each of these entities and for each of Messrs. Simpson and Gallers is 2 Westchester Park Drive, Suite 108, West Harrison, NY 10604.

(d)          Title and class of securities covered by this statement:

Common Stock, par value $0.0001 per share

(e)           CUSIP Number:

03214Q 108

Item 4.	Ownership

Each of the Reporting Persons beneficially own 0 shares of Common Stock.

CUSIP No. 03214Q 108	13G	Page 8 of 9

Item 5..	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classifications of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 03214Q 108	13G	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2022

Wealthspring Capital LLC

By:	/s/ Matthew Simpson	/s/ Matthew Simpson
Name:	Matthew Simpson	Matthew Simpson
Its:	Manager

Fountain Opportunities LP
By: Fountain Opportunities GP LLC, its general partner

By:	/s/ Matthew Simpson	/s/ David Gallers
Name:	Matthew Simpson	David Gallers
Its:	Managing Member

Fountain Opportunities GP LLC

By:	/s/ Matthew Simpson
Name:	Matthew Simpson
Its:	Managing Member